JOHN MATHIS DIRECTING BIO

John Mathis is a writer and director currently living in Los Angles. He is a graduate from University of North Carolina School of the Arts: School of Filmmaking. John wrote and directed the indie feature "Midnight Runner" which sold to Global Digital Releasing and is now available on Amazon Prime. He is also currently writing a feature screenplay for Academy Award-winning director Peter Werner. John most recently directed *Luke Gawn's* new music video "Resurrection" as well as *Mannequin Online's* new music video "So Cool" for the label "*Music Nettwerk*". Both of which will be released this summer. His new horror Film "Where's Rose" is currently in preproduction.